August 20, 2009
Via EDGAR
Mr. Larry Spirgel,
Assistant Director, Disclosure Operations Offices
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Philippine Long Distance Telephone Company Annual Report on Form 20-F for the Fiscal Year ended December 31, 2008 Filed April 2, 2009 File No. 001-03006
Dear Mr. Spirgel:
This is in response to the Staff’s comment letter dated August 14, 2009, relating to the annual report on Form 20-F of Philippine Long Distance Telephone Company (the “Company”) for the fiscal year ended December 31, 2008, which was filed with the Securities and Exchange Commission on April 2, 2009.
For your convenience, we have included your comment in this response letter in italicized form and keyed our response accordingly. Our response to the comment is as follows.
Item 16A. Audit Committee Financial Expert, page 135
1.	Disclose in future filings why you do not have an audit committee financial expert.
We supplementally confirm that we will disclose in future filings why we do not have an audit committee financial expert if we provide in future filings the disclosure required by paragraph (a)(1)(ii) of “Item 16A. Audit Committee Financial Expert” of Form 20-F.

In connection with responding to the Staff’s comment, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you again for your time. Please feel free to contact us at +632-888-0188 with any questions you may have.
Very truly yours,
/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan
Senior Vice President, Corporate
Affairs and Legal Services Head and
Corporate Secretary

cc:	Ajay Koduri
(Securities and Exchange Commission)

Christopher H. Young
Ms. Anabelle L. Chua
June Cheryl A. Cabal
(Philippine Long Distance Telephone Company)

John D. Young, Jr.
Michael G. DeSombre
Urs Fankhauser
(Sullivan & Cromwell LLP)